UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2025

Commission File Number: 001-39557

Core AI Holdings, Inc.

(Translation of registrant’s name into English)

25 SE 2nd Ave. Ste 550 Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

On November 14, 2025, Core AI Holdings, Inc., a British Columbia (Canada) company the (“Company”), released its Third Quarter 2025 Financial Results. Attached hereto as Exhibit 99.1 and incorporated herein are the Company’s Financial Results for the Three and Nine Months Ended September 30, 2025. Also attached hereto as Exhibit 99.2 and incorporated herein by reference is the Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2025.

On October 3, 2025 (the “Effective Date”), the Company closed the merger contemplated by the Amended and Restated Merger Agreement by and among the Company, Core Gaming, Inc., a Delaware corporation (“Core”), and Siyata Core Acquisition U.S., Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”)., pursuant to which Core merged (the “Merger”) with and into Merger Sub, with Core continuing as the surviving entity and a wholly owned subsidiary of the Company.

These financial statements solely reflect the operations of Siyata Mobile, Inc. (now known as Core AI Holdings, Inc.) prior to the Effective Date. They do not reflect the operations of Core.

This 6-K and Exhibits 99.1 and 99.2 attached hereto are incorporated by reference into the Company’s Registration Statements on Form F-1 (File No. 333-282880, File No. 333-284396, File No. 333-287441, and File No. 333-288063) and the Company’s Registration Statement on Form F-3 (333-291487).

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 21, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Core AI Holdings, Inc. Financial Results for the Three and Nine Months Ended September 30, 2025 and 2024
99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2025

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2025	CORE AI HOLDINGS, INC.

	By:	/s/ Aitan Zacharin
	Name:	Aitan Zacharin
	Title:	Chief Executive Officer

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